PDS Biotechnology Corporation
25B Vreeland Road
Suite 300
Florham Park, New Jersey 07932

July 29, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Attention: Suzanne Hayes
   Assistant Director

Re:         PDS Biotechnology Corporation
Registration Statement on Form S-3
File No. 333-240011

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PDS Biotechnology Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-240011) (the “Registration Statement”), so that the Registration Statement may become effective at 4:30 p.m. (Washington, D.C. time) on July 31, 2020, or as soon as practicable thereafter. Please contact Oliver Newman of DLA Piper LLP (US), counsel to the Company, at (215) 656-2465, to provide notice of effectiveness, or in his absence, Dylan Caplan of DLA Piper LLP (US) at (215) 656-3317 if you have any other questions or concerns regarding this matter.

PDS BIOTECHNOLOGY CORPORATION

By:	/s/ Frank Bedu-Addo, Ph.D.
Name:	Frank Bedu-Addo, Ph.D.
Title:	Chief Executive Officer

cc:   Oliver Newman, DLA Piper LLP (US)
        Dylan Caplan, DLA Piper LLP (US)